UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination and NYSE American Listing

On July 10, 2023, Galata Acquisition Corp., a Cayman Islands exempted company (“Galata”), and Marti Technologies Inc., a Delaware corporation (“Marti”), issued a joint press release announcing the closing of the previously announced business combination contemplated by the Business Combination Agreement, dated as of July 29, 2022, by and among Galata, Marti and Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Galata (the “Business Combination”). The Business Combination was approved by Galata’s shareholders at an extraordinary general meeting on July 6, 2023. Shareholders holding 13,750,487 shares of Class A Ordinary Shares exercised their right to redeem such shares for a pro rata portion of the funds in the trust account. As a result, on July 7, 2023, approximately $145,486,923.63 (approximately $10.58 per share) was withdrawn from the trust account to pay such redeeming holders. The combined company, Marti Technologies, Inc., a Cayman Islands exempted company (formerly known as Galata Acquisition Corp.), will commence trading of its Class A Ordinary Shares and warrants on the NYSE American Stock Exchange under the ticker symbols “MRT” and “MRTW”, respectively, on July 11, 2023.

A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Cancellation of Extraordinary General Meeting

As previously announced, in the event the Closing did not occur on or before July 11, 2023, the Company intended to hold an extraordinary general meeting on July 12, 2023, at 10:00 a.m. Eastern Time (the “Extension Meeting”) to vote on, among other things, a proposal to extend the date by which the Company must consummate a business combination. Following the Closing, on July 10, 2023, the Company issued a press release announcing that it had determined to cancel the Extension Meeting, as such meeting was no longer necessary or appropriate following the consummation of the Business Combination. A copy of that press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

As a result of the cancellation of the Extension Meeting, the Company will not complete the redemption of Class A Ordinary Shares submitted in connection with the Extension Amendment for the pro rata portion of the amounts held in the trust account established at the consummation of the Company's initial public offering.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of Galata and Marti, dated July 10, 2023.

99.2	Press Release of Galata, dated July 10, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: July 10, 2023	By:	/s/ Alper Öktem
Name: Alper Öktem
Title: Chief Executive Officer